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MAR 01 2024

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SEC FILE NUMBER
8-39716

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01-01-2023 (MM/DD/YY) AND ENDING 12-31-2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Banyan Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

17 E Sir Francis Drake Blvd. Suite 201
(No. and Street)

Larkspur	CA	94939
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Bruce Neff	415-461-0900	bruce@banyansec.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BPM LLP
(Name – if individual, state last, first, and middle name)

One California Street Suite 2500	San Francisco	CA	94111
(Address)	(City)	(State)	(Zip Code)

10/08/2023	207
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Claudio Chiuchiarelli, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Banyan Securities, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: MANAGING MEMBER

See Attached Certificate
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

California Acknowledgement

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of **California**
County of **Marin**

On 02-29-2024 before me, **Dipu Nepali, Notary Public** (insert name and title of the officer) personally appeared Claudio Chiucchiarelli, who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct. WITNESS my hand and official seal.

DIPU NEPALI
Notary Public - California
Marin County
Commission # 2449132
My Comm. Expires Jun 5, 2027

Signature D.Nepali (Seal)

bpm

One California Street, Suite 2500, San Francisco, CA 94111
Phone 415-421-5757 | Fax 415-288-6288 | bpm@bpm.com

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Banyan Securities, LLC

We have reviewed management's statements, included in the accompanying Management's Assertion on Exemption SEA Rule 15c3-3(k), in which (1) Banyan Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BPM LLP

BPM LLP
San Francisco, California
February 29, 2024

BANYAN SECURITIES, LLC
SEC ID # 8-39716

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AS OF DECEMBER 31, 2023

TABLE OF CONTENTS -

- REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
- STATEMENT OF FINANCIAL CONDITION
- NOTES TO FINANCIAL STATEMENTS

BANYAN SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2023

ASSETS		
Cash	$	23,526
Due from clearing broker, including clearing deposits of $150,000		668,863
Commissions receivable		54,005
Other assets		2,200
Total assets	$	748,594
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	49,020
Payable due to members		180,000
Total liabilities		229,020
Commitments and contingencies (see note 7)		
Members' equity		519,574
Total liabilities and members equity	$	748,594

See accompanying notes to financial statements

BANYAN SECURITIES, LLC

NOTES TO FINANCIAL STATEMENT
YEAR ENDED DECEMBER 31, 2023

1. Nature of Business and Summary of Significant Accounting Policies

Organization and Nature of Business

Banyan Securities, LLC (the "Company") is a limited liability company which was organized under the laws of the State of California on December 11, 1996. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), engaging in the general securities industry with customers across the United States. The term of the Company is until December 31, 2025, but may be terminated earlier as set forth in its operating agreement (the "Agreement").

Basis of Presentation

The accompanying financial statement are presented using U.S. generally accepted accounting principles ("GAAP"). Financial statement prepared on a GAAP basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statement and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Use of Estimates

The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities, and reported amounts of expenses in the financial statement and accompanying notes. Actual results could differ from those estimates.

Securities Transactions

Transactions in securities and related gains and losses are recorded on a trade-date basis. Securities owned consist of common stocks of U.S. companies and are valued at fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash is held in institutions in the U.S. The Company did not have any instruments or accounts it considered to be cash equivalents as of December 31, 2023.

Commissions Receivable and Payable

Commissions receivable represents commissions earned by the Company on a trade-date basis from brokerage transactions not yet received from its clearing broker. No allowance for credit losses was deemed necessary as of December 31, 2023 since the Company has determined all commissions receivable to be collectible. The company's operations are almost exclusively in agency commissions received on listed and over-the-counter ("OTC") equity security transactions.

Commissions payable represents commissions earned by the Company's registered representatives but not yet paid by the Company. These amounts are included in accounts payable and accrued expenses on the accompanying balance sheet.

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financials assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

1. Nature of Business and Summary of Significant Accounting Policies (continued)

Commissions Receivable and Payable (continued)

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Per management's analysis, no allowance for credit losses was considered necessary as of December 31, 2023.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2023, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2018.

Fair Value Disclosure

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation techniques. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. Valuation techniques that are consistent with the market or income approach are used to measure fair value. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Valuation based on inputs, other than quoted prices included in Level 1, that are observable either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

Fair Value - Definition and Hierarchy

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining

1. Nature of Business and Summary of Significant Accounting Policies (continued)

Fair Value – Definition and Hierarchy (continued)

fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

Fair Value - Valuation Techniques and Inputs

Investments in Securities

Investments in securities that are freely tradable and are listed on major securities exchanges are valued at fair value based on their last reported sales price as of the valuation date. Realized gains or losses are based upon sales proceeds less the securities cost and unrealized gains or losses are based upon the change in fair value during a period.

Many OTC contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are generally valued at their last reported "bid" price if held long, and last reported "ask" price if sold short.

To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Securities traded on inactive markets or valued by reference to similar instruments are generally categorized in Level 2 or Level 3 of the fair value hierarchy.

As of December 31, 2023, there were no securities held by the Company. There were no transfers in or out of each level of the fair value hierarchy during the year ended December 31, 2023.

2. Limitation of Members' Liability

The debts, obligations and liabilities of the Company shall solely be the debts, obligations and liabilities of the Company and no member shall be obligated personally for any such debt, obligation or liability solely by reason of being a member, except for any debts, obligations and liabilities that may arise from a regulatory agency.

3. Members' Equity and Related Party Transactions

Contributions and distributions by/to members may be made from time to time with the consent and approval of a majority interest of the members as set forth in the Agreement. Profits and losses are, in general terms, allocated to the members on a pro rata basis based on their respective membership interest. The Company made payments of $238,000 to members during 2023, which represented the payable to members as of December 31, 2022.

4. Due from Clearing Broker

The Company clears all of its proprietary and customer transactions through National Financial Services LLC on a fully disclosed basis. Due from clearing broker represents cash balances at the clearing broker. Certain balances at the Company's clearing broker are restricted to comply with the Company's agreement with the clearing broker.

4. Due from Clearing Broker (continued)

The Company conducts business with brokers and dealers that are members of the major securities exchanges. The Company has a policy of reviewing, as considered necessary, the credit standing of each broker with which it conducts business.

The Company's amended and restated (2021) agreement with its clearing broker requires the Company to maintain minimum net capital, as defined by the SEC Uniform Net Capital Rule 15c3-1 of at least $500,000, an aggregate indebtedness ratio, also defined, not to exceed 10 to 1 (see Note 9), and a minimum deposit of cash or securities totaling $150,000. Commissions receivable from the clearing broker may be applied to satisfy the deposit requirement. Total clearing deposit as of December 31, 2023 was $150,000. The Company was in compliance with the regarded covenants at December 31, 2023.

5. Execution Services

In the normal course of business, the Company provides its customers with trade execution services. The Company is generally compensated for such services as part of the commission charged to its customers.

6. Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. Additionally, the Securities Investor Protection Corporation (SIPC) will insure up to $500,000 in securities, including a $250,000 limit for cash held in a brokerage account.

7. Commitments and Contingencies

Leases

The Company sub-leases office space from a third party pursuant to a lease agreement. The lease, which is subject to escalation clauses, operating expenses and real estate taxes, provides for consecutive twelve month terms which may be cancelled by the Company at the end of each twelve month period.

8. Profit Sharing Plan

The Company has a qualified retirement plan, commonly referred to as the 401(k) Plan (the "Plan"), which covers substantially all of its full-time employees who have at least 1,000 hours of service with the Company.

The Plan includes employee contributions and matching contributions by the Company, subject to certain limitations. In addition, the Company may contribute additional amounts to the Plan, at its discretion, based on its profits for the year. The Company did not contribute to the Plan for the year ended December 31, 2023.

9. Net Capital Requirements

As a registered broker-dealer with the SEC and FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $ 517,524, which was $417,524 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.44 to 1.

10. Subsequent events

The Company has reviewed its records and has determined that no subsequent events have occurred that would require recognition in the financial statement or disclosure in the notes to the financial statement through February 29, 2024, the date these financial statement were available to be issued.